SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No....)



                      Shawmut National Corporation
                           (Name of Issuer)



                      Common Stock, $.01 par value
                    (Title of Class of Securities)



                              820484 10 3
                            (CUSIP Number)



                       William C. Mutterperl
              Senior Vice President and General Counsel
                     Fleet Financial Group, Inc.
                          50 Kennedy Plaza
                   Providence, Rhode Island  02903
                            (401) 278-5880
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)



                            February 20, 1995
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement
[X].

CUSIP No. 820484 10 3


 1)  NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Fleet Financial Group, Inc.    E.I.N.  05-0341324

 2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

 3)  SEC USE ONLY

 4)  SOURCE OF FUNDS     WC

 5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)     [X]

 6)  CITIZENSHIP OR PLACE OF ORGANIZATION      Rhode Island

 7)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER    30,017,492

 8)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER    00

 9)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER    30,017,492

10)  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER    00

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,017,492

12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES    N/A

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    20.6%

14)  TYPE OF REPORTING PERSON      CO

     This statement is being filed to report the granting by Shawmut National Corporation, a Delaware corporation (the "Company"), to Fleet Financial Group, Inc., a Rhode Island corporation ("FFG"), of an option (the "Option") to purchase up to 24,195,625 shares (the "Option Shares") of the outstanding common stock, $0.01 par value, of the Company, pursuant to a Stock Option Agreement (the "Stock Option Agreement"), dated February 20, 1995, between the Company and FFG. The Stock Option Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The exercise of the Option is subject to the occurrence of certain events relating to attempts by third parties to acquire the Company prior to the effective date of the Merger (as hereinafter defined). The Company and FFG have also entered into an Agreement and Plan of Merger dated as of February 20, 1995 (herein referred to as the "Agreement"), pursuant to which the Company will merge with and into FFG (the "Merger"). The Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to shares of common stock, $0.01 par value, of the Company (the "Common Stock"). The principal executive offices of the Company are located at 777 Main Street, Hartford, Connecticut 06115 and One Federal Street, Boston, Massachusetts 02211.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is being filed by FFG, a Rhode Island corporation. The names and citizenship of the executive officers and directors of FFG are set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference.

     (b) The executive offices and principal place of business of FFG is located at 50 Kennedy Plaza, Providence, Rhode Island 02903. The business addresses of the executive officers and directors of FFG are set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference.

     (c) FFG is a diversified financial services company engaged in a general commercial banking and trust business through its various banking subsidiaries and a broad range of financial services through its various non-banking subsidiaries. The present principal occupations of the executive officers and directors of FFG are set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference.

     (d) During the last five years, neither FFG nor, to the best of FFG's knowledge, any of FFG's directors or executive officers listed on Exhibit A have been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

     (e) Except for the consent decree dated August 14, 1991 described below, during the last five years, neither FFG nor, to the best of FFG's knowledge, any of FFG's directors or executive officers listed on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     On August 14, 1991, FFG entered into an offer of settlement with the Securities and Exchange Commission as a result of an investigation of FFG's accounting for declines in the market value of its marketable equity securities. In conjunction with this settlement, FFG restated its 1990 results, taking additional write-downs in its marketable equity securities portfolio. FFG previously had reported a loss of $48.5 million for the year ended December 31, 1990; FFG added $25.2 million to this figure, increasing the annual loss to $73.3 million. As marketable equity securities are carried at the lower of aggregate cost or market value on FFG's balance sheet, this restatement of 1990 results had no impact on stockholders' equity.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Company granted FFG the Option in consideration of FFG's entering into the Agreement.

     The Option Agreement provides that the consideration for the Common Stock purchased upon exercise of the Option shall be payable in immediately available funds. It is anticipated that any funds used to purchase Option Shares will be provided by the general working capital of FFG.

ITEM 4.  PURPOSE OF THE TRANSACTION

     Through the Merger, FFG is seeking to acquire the entire equity interest of the Company. The Option Agreement is designed to, and FFG requested such agreement because it believed that it would, enhance the likelihood that the Merger would be successfully consummated in accordance with the terms contemplated by the Agreement.

     On the effective date of the Merger, the issued and outstanding shares of Common Stock (except for shares of Common Stock held by the Company as treasury stock or shares held by FFG or any of its subsidiaries, but including shares of Common Stock (i) held directly or indirectly by the Company or FFG or any of their respective subsidiaries in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) held by the Company or FFG or any of their respective subsidiaries in respect of a debt previously contracted) shall be automatically converted into the right to receive 0.8922 shares of the common stock, $1.00 par value, of FFG, including preferred share purchase rights (the "FFG Common Stock"). Further,
(i) each share of preferred stock with cumulative and adjustable dividends of the Company (the "Company Adjustable Preferred"), except for shares of Company Adjustable Preferred as to which appraisal rights are perfected, will be converted into the right to receive one share of preferred stock with cumulative and adjustable dividends of FFG ("the "FFG Adjustable Preferred"), (ii) each share of 9.30% cumulative preferred stock of the Company (the "Company 9.30% Preferred") will be converted into the right to receive one share of 9.30% preferred stock of FFG (the "FFG 9.30% Preferred") and (iii) each share of 9.35% cumulative preferred stock of the Company (the "Company 9.35% Preferred, and together with the Company Adjustable Preferred and the Company 9.30% Preferred, collectively, the "Company Preferred"), will be converted into the right to receive one share of 9.35% cumulative preferred stock of FFG (the "FFG 9.35% Preferred", and together with the FFG Adjustable Preferred and the FFG 9.30% Preferred, collectively, the "FFG New Preferred Stock"). The Company 9.30% Preferred is represented by depositary shares, each representing 1/10 of a share of Company 9.30% Preferred (the "Company 9.30% Depositary Shares") and the Company 9.35% Preferred is represented by depositary shares, each representing 1/10 of a share of Company 9.35% Preferred (the "Company 9.35% Depositary Shares" and together with the Company 9.30% Depositary Shares, the "Company Depositary Shares"). The terms of the FFG New Preferred Stock will be substantially the same as the terms of the Company Preferred.

     No fractional shares of FFG Common Stock will be issued in the Merger, and the Company's stockholders who otherwise would be entitled to receive a fractional share of FFG Common Stock will receive a cash payment in lieu thereof.

     Pursuant to the Stock Option Agreement, the Company granted FFG an option (the "Option") to purchase up to 24,195,625 authorized but unissued shares (the "Option Shares") of Common Stock for $24.50 per share. The Option will become exercisable in whole or in part at any time prior to its expiration, if (i) the Company, without the prior written consent of FFG, enters into an agreement with any person (other than FFG) to effect (any of the following, an "Acquisition Transaction") (a) a merger, consolidation or similar transaction involving the Company or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) (other than mergers, consolidations or similar transactions involving (x) the Company or any of its Significant Subsidiaries in which the voting securities of the Company immediately prior to such transaction continue to represent at least 65% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction or (y) only the Company and its subsidiaries), (b) the purchase, lease or other acquisition of all or a substantial portion of the assets of the Company or any of its Significant Subsidiaries, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of the Company or any of its subsidiaries or (d) any substantially similar transaction, (ii) the Board of Directors of the Company shall have recommended that the stockholders of the Company approve or accept any Acquisition Transaction, or (iii) any person (other than FFG) acquired beneficial ownership of 20% or more of the then outstanding shares of Common Stock.

     As more fully set forth in the Stock Option Agreement, FFG (or a subsequent holder of the Option or Option Shares) has the right under specified circumstances to require the Company to repurchase the Option or Option Shares.

     Upon consummation of the Merger, the Board of Directors of FFG will consist of 20 persons, including Terrence Murray, the current Chairman, Chief Executive Officer and President of FFG, who will serve as Chief Executive Officer and President of FFG following the Merger, and Joel B. Alvord, the current Chairman and Chief Executive Officer of the Company, who will serve as Chairman of FFG following the Merger, 11 additional persons who are not executive officers of FFG or the Company to be named by Mr. Murray and the Board of Directors of FFG and 7 additional persons who are not executive officers of FFG or the Company to be named by Mr. Alvord and the Board of Directors of the Company. The Merger is subject to, among other things, approval of the holders of FFG Common Stock and the Common Stock, respectively, and receipt of all necessary regulatory approvals.

     During the period from February 20, 1995 to the effective date of the Merger, the Company has agreed that without the consent of FFG it will not adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of $0.22 per share of Common Stock, and, in the case of Company Preferred, for regular quarterly or semiannual cash dividends thereon at the rates set forth in the certificate of incorporation or certificate of designation for such securities and except for dividends paid by any of the wholly-owned subsidiaries of the Company to the Company or any of its wholly-owned subsidiaries, respectively); or issue any additional shares of capital stock except pursuant to (A) the exercise of stock options or warrants outstanding as of February 20, 1995, (B) the Stock Option Agreement, (C) the Company's Shareholder Rights Agreement or (D) the Agreement and Plan of Merger dated June 11, 1994 between the Company and Northeast Federal Corporation.

     If the Merger is consummated as contemplated, the Common Stock and the Company Depositary Shares will cease to be listed on the New York Stock Exchange and such securities will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Other than as described above or in Item 5 below, FFG does not have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     As of January 31, 1995, to the best of FFG's knowledge, there were 121,586,053 shares of Common Stock issued and outstanding and 13,390 shares of Common Stock held in treasury.

     (a) As of the date hereof, FFG and its subsidiaries own 5,811,900 shares of Common Stock, representing approximately 4.8% of the outstanding Common Stock as of January 31, 1995 (the "Beneficially Owned Shares"). Pursuant to the Stock Option Agreement, FFG has the right to acquire up to 24,195,625 additional shares of Common Stock, representing approximately 16.6% of the outstanding Common Stock as of January 31, 1995, after giving effect to the exercise of the Option. FFG may be deemed to be the beneficial owner of the Common Stock subject to the Option Agreement, but disclaims such beneficial ownership.

     As of the date hereof, the following directors and executive officers of FFG beneficially own shares of Common Stock (the "D&O Shares"): Mr. Keeney, 2,400 shares; Mr. McQuade, 350 shares; Mr. Moynihan, 200 shares; and Mr. Sarles, 7,000 shares. All such amounts in the aggregate represent less than 1% of the outstanding Common Stock as of January 31, 1995. In addition, Mr. Murray beneficially owns 17 warrants to purchase shares of the Common Stock (the "Warrants"). Each Warrant represents the right to acquire upon exercise one share of Common Stock at an exercise price of $22.11. The Warrants are currently exercisable and expire January 18, 1996.

     Except as stated herein, neither FFG nor, to the best knowledge of FFG, any executive officer or director of FFG identified on Exhibit A attached hereto, is the beneficial owner of, or has the right to acquire, directly or indirectly, any shares of Common Stock.

     (b) FFG has sole voting and sole dispositive power as to the Beneficially Owned Shares. Currently, FFG has no right to vote or dispose of the Option Shares. FFG will not acquire the right to vote or dispose of the Option Shares until such time as it exercises the Option. The Option is not currently exercisable and will become exercisable only upon the occurrence of certain events described in the Stock Option Agreement relating to the acquisition, merger, consolidation or similar extraordinary corporate transaction involving the Company and a party other than FFG. All of the directors and executive officers identified in Item 5(a) above have sole voting and sole dispositive power with respect to the D&O Shares. Mr. Murray has sole dispositive power as to the Warrants, and will acquire sole voting and dispositive power as to the underlying Common Stock only upon exercise of the Warrants.

     (c) Mr. Moynihan purchased 200 shares of Common Stock on February 22, 1995 in open market transactions at a price per share of $25.75. Mr. Sarles purchased 2,000 shares of Common Stock on February 22, 1995 in open market transactions at a price per share of $25.375 and 5,000 shares of Common Stock on February 22, 1995 in open market transactions at a price per share of $25.25 per share. Mr. Murray acquired the Warrants on or about January 18, 1995 in connection with a settlement entered into between the Company and plaintiffs in certain purported class action and derivative lawsuits. Other than as described herein, FFG has no knowledge of any other transaction involving securities of the Company effected within the past sixty days.

     (d) So long as FFG has not purchased the Option Shares, FFG does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Option Shares. FFG has, and the directors and officers identified in Item 5(a) above have, the right to receive dividends from, and the proceeds from the sale of, the Beneficially Owned Shares and the D&O Shares, respectively. So long as Mr. Murray has not exercised the Warrants, he does not have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock issued upon such exercise.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     Except as described in the introductory statement hereto and
Item 5 of this Schedule 13D, which statement and Item are incorporated herein by reference, neither FFG nor, to the best of its knowledge, any of FFG's directors and executive officers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     1. Option Agreement dated as of February 20, 1995 between the Company and FFG.

     2. Agreement and Plan of Merger dated as of February 20, 1995 by and between FFG and the Company.

                           SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 1995

                                 FLEET FINANCIAL GROUP, INC.

                                 By:/s/William C. Mutterperl
                                      William C. Mutterperl
                                      Senior Vice President,
                                      Secretary and General
                                      Counsel

                              EXHIBIT A

                     FLEET FINANCIAL GROUP, INC.

                   DIRECTORS AND EXECUTIVE OFFICERS



   1.   William Barnet, III

   Business Address:             William Barnet & Son, Inc.
                                 P.O. Box 131
                                 (1300 Hayne Street)
                                 Arcadia, SC  29320

   Principal Occupation:         President, William Barnet & Son, Inc.

   Citizenship:                  USA

   2.   Bradford R. Boss

        Business Address:        A.T. Cross Company
                                 One Albion Road
                                 Lincoln, RI  02865

        Principal Occupation:    Chairman, A.T. Cross Company

        Citizenship:             USA

   3.   Paul J. Choquette, Jr.

   Business Address:             Gilbane Building Company
                                 Seven Jackson Walkway
                                 Providence, RI  02940

   Principal Occupation:         President, Gilbane Building Company

   Citizenship:                  USA

   4.   James F. Hardymon

   Business Address:             Textron Inc.
                                 40 Westminster Street
                                 Providence, RI  02903

   Principal Occupation:         Chairman and Chief
                                 Executive Officer,
                                 Textron Inc.

   Citizenship:                  USA

   5.   Robert M. Kavner

   Business Address:             Creative Artists Agency, Inc.
                                 9830 Wilshire Blvd.
                                 Beverly Hills, CA  90212

   Principal Occupation:         Executive, Creative
                                 Artists Agency, Inc.

   Citizenship:                  USA

   6.   Lafayette Keeney

   Business Address:             41 Pettipaug Avenue
                                 Old Saybrook, CT  06475

   Principal Occupation:         Consultant, Retired Chairman
                                 and Chief Executive Officer,
                                 Sage-Allen & Co., Inc.

   Citizenship:                  USA

   7.   Raymond C. Kennedy

   Business Address:             Kendell Holdings, Inc.
                                 745 Warren Street
                                 Hudson, NY  12534

   Principal Occupation:         Chairman,
                                 Kendell Holdings, Inc.

   Citizenship:                  USA

   8.   Ruth R. McMullin

   Business Address:             274 Beacon Street
                                 Boston, MA  02116

   Principal Occupation:         Management Fellow, Yale School of
                                 Management

   Citizenship:                  USA

   9.   Arthur C. Milot

   Business Address:             60 Walnut Street
                                 Jamestown, RI  02835

   Principal Occupation:         Private Investor

   Citizenship:                  USA

   10.  Terrence Murray

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Director, Chairman, President and
                                 Chief Executive Officer,
                                 Fleet Financial Group, Inc.

   Citizenship:                  USA

   11.  Thomas D. O'Connor

   Business Address:             Mohawk Paper Mills, Inc.
                                 465 Saratoga Street
                                 P.O. Box 497
                                 Cohoes, NY  12047

   Principal Occupation:         Chairman and President,
                                 Mohawk Paper Mills, Inc.

   Citizenship:                  USA

   12.  Michael B. Picotte

   Business Address:             The Picotte Companies
                                 20 Corporate Woods Blvd.
                                 Suite 600
                                 Albany, NY  12211

   Principal Occupation:         Managing General Partner and Chief
                                 Executive Officer, The Picotte
                                 Companies

   Citizenship:                  USA

   13.  John A. Reeves

   Business Address:             Mid-Continent Resources, Inc.
                                 P.O. Box 500
                                 1058 County Road 100
                                 Carbondale, CO  81632

   Principal Occupation:         President, Mid-Continent
                                 Resources, Inc.

   Citizenship:                  USA

   14.  John R. Riedman

   Business Address:             Riedman Corporation
                                 Riedman Tower
                                 45 East Avenue
                                 Rochester, NY  14604

   Principal Occupation:         Chairman, Riedman Corporation

   Citizenship:                  USA

   15.  John S. Scott

   Business Address:             1191 Smith Ridge Road
                                 New Canaan, CT  06840

   Principal Occupation:         Retired Chairman,
                                 Richardson-Vicks, Inc.

   Citizenship:                  USA

   16.  Peter C. Fitts

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Senior Vice President,
                                 Fleet Financial Group, Inc.

   Citizenship:                  USA

   17.  Robert J. Higgins

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Vice Chairman, Fleet Financial
                                 Group, Inc.

   Citizenship:                  USA

   18.  Eugene M. McQuade

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Executive Vice President and Chief
                                 Financial Officer, Fleet Financial
                                 Group, Inc.

   Citizenship:                  USA

   19.  Brian T. Moynihan

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Vice President, Fleet Financial
                                 Group, Inc.

   Citizenship:                  USA

   20. William C. Mutterperl

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Senior Vice President, Secretary
                                 and General Counsel, Fleet
                                 Financial Group, Inc.

   Citizenship:                  USA

   21.  John B. Robinson, Jr.

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Executive Vice President,
                                 Fleet Financial Group, Inc.

   Citizenship:                  USA

   22.  H. Jay Sarles

        Business Address:        Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

        Principal Occupation:    Vice Chairman,
                                 Fleet Financial Group, Inc.

        Citizenship:             USA

   23.  Anne M. Slattery

        Business Address:        Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

        Principal Occupation:    Senior Vice President, Fleet
                                 Financial Group, Inc.

        Citizenship:             USA

   24.  M. Anne Szostak

        Business Address:        Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

        Principal Occupation:    Senior Vice President,
                                 Fleet Financial Group, Inc.

        Citizenship:             USA

   25.  Michael R. Zucchini

   Business Address:             Fleet Financial Group, Inc.
                                 50 Kennedy Plaza
                                 Providence, RI  02903

   Principal Occupation:         Vice Chairman, Fleet Financial
                                 Group, Inc.

   Citizenship:                  USA